Exhibit (12)

Statement of Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Distributions

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands)

Income from continuing operations	$48,399	48,473	32,338	26,017	22,565
Equity in earnings of unconsolidated investment	(720)	(413)	(366)	(356)	(347)
Income from continuing operations before adjustments	47,679	48,060	31,972	25,661	22,218
Fixed charges (from below)	40,388	40,866	40,712	40,560	39,031
Distributed income of equity investee	600	425	345	370	330
Capitalized interest	(5,257)	(4,942)	(5,064)	(4,660)	(3,771)
Preferred stock distributions	—	—	—	—	—
Earnings	$83,410	84,409	67,965	61,931	57,808

Interest expense	$34,666	35,486	35,192	35,371	34,709
Capitalized interest	5,257	4,942	5,064	4,660	3,771
Amortization of mortgage premiums	38	18	20	96	126
Interest component of rental expense	427	420	436	433	425
Preferred stock distributions	—	—	—	—	—
Combined fixed charges and preferred stock distributions	$40,388	40,866	40,712	40,560	39,031

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DISTRIBUTIONS	2.07	2.07	1.67	1.53	1.48